September 8, 2005

Via Facsimile (818) 848-4016 and U.S. Mail

Howard Livingston
Chief Financial Officer
Knight Fuller, Inc.
3470 Winona Avenue
Burbank, CA  91504

Re:	Knight Fuller, Inc.
	Schedule 14F-1 filed August 25, 2005
	File No. 005-80097

Dear Mr. Livingston:

	We have reviewed the Schedule 14F-1 referenced above and have the following comments.

Information regarding the change in composition of the board of directors, page 1
1. Please revise your disclosure on page 3 to describe the business experience of each of your four directors and officers during the last five years. Refer to Item 401(a) of Regulation S-B for additional guidance.
2. Please provide the disclosure required by Item 7(d), (f) and
(h)
of Schedule 14A and by Item 401(e) of Regulation S-B.

Executive Compensation, page 4
3. Please provide the information required by Item 402 of Regulation
S-B with respect to the compensation of your four executive officers for their service with CenterStaging.

Closing Comments

	Please revise your Schedule 14F-1 to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

	Note that we may have additional comments after we review your amendment and response letter. Please indicate how you intend to disseminate the amended Schedule 14F-1 filed in response to the comments above.

	In connection with responding to our comments, please provide a written statement from Knight Fuller, Inc. acknowledging that:

* Knight Fuller, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* Knight Fuller, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact the undersigned at (202) 551-3619 with any questions.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
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Howard Livingston
Knight Fuller, Inc.
September 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE